MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

September 23, 2016

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Stickel Anne Nguyen Parker

Re: Franchise Holdings International, Inc.

Registration Statement on Form S-1

Filed September 2, 2016

File No. 333-213467

Dear Ms. Parker:

We have amended the registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Steven Rossi, President and Chief Executive Officer of Franchise Holdings International, Inc. (the “Company”), dated September 21, 2016 (the “SEC Letter”).  This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

General

1. To register the “resale” of the shares underlying the Amended and Restated Equity Purchase Agreement, the private placement must be complete prior to filing the registration statement. We note Section 2.2(c) of the equity purchase agreement requires that Kodiak must immediately return the put shares to the company if the purchase price falls below the floor price. However, we also note that the Form of Put Notice filed as Exhibit A leaves the floor price blank, which appears to leave open the possibility that the company can change the floor price at each put. Please note that if either party can change the floor pricing under the agreement, the pricing mechanism is not set and the private placement in not complete. Please revise so that the floor price is fixed or determined by a formula agreed to in advance.

We have revised the Form of Put Notice so that the Floor Price is set by the formula of 30% of the Market Price on the Put Date.

We have amended the Registration Statement so that the anticipated expenditures are consistent throughout. We have added disclosure to the Use of Proceeds table so that it reconciles with our Plan of Operations.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

By:	/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	Steven Rossi, President
Franchise Holdings International, Inc.